SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated June 26, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated June 26, 2017, the company reported thatin relation to what was resolved by the Ordinary and Extraordinary Shareholders' Meeting held on June 26, 2017, in order to inform that, among other points resolved by the aforementioned Meeting, Resolved to increase the share capital of IRSA Comercial Properties ("IRSA PC" or "The Company") by raising its current share capital by $ 126,014,050 (represented by common shares, notary shares, one peso per share and one voting right Each) up to a maximum of $ 148,236,270, through the issuance of up to 22,222,220 (twenty-two million, two hundred and twenty-two thousand, two hundred and twenty) new common notary shares with par value per share and entitled to one vote 17,777,776 (seventeen million seven hundred seventy-seven thousand seven hundred seventy-six) will be offered by public subscription in the Capital of the country or abroad, which may be integrated into cash. An issuance premium range has been approved between US $ 45 and US $ 75 per ADR whose determination was delegated to the Company's Board of Directors.

The meeting also approved the reserve of up to 4,444,444 shares for the implementation of an incentive plan for employees, management and directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: June 26, 2017